SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 1, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM files amended 2007 annual report

São Paulo, September 1, 2009 — (BOVESPA: TAMM4, NYSE: TAM) TAM today announced that it has filed an amended annual report on Form 20-F for the year ended December 31, 2007 (the 2007 Amended Annual Report) with the U.S. Securities and Exchange Commission (the SEC). The 2007 Amended Annual Report amends the annual report on Form 20-F for the year ended December 31, 2007 that was originally filed with the SEC on June 25, 2008 primarily to restate our cash flow statement filed therewith, in order to eliminate the effects of a non-cash item relating to a transfer of spare parts between property, plant and equipment and inventories that was incorrectly reported on our cash flow statement. The 2007 Amended Annual Report can be accessed on our website (www.tam.com.br/ir) and the SEC’s website (www.sec.gov).

The eliminated non-cash item did not impact our total “Change in cash and cash equivalents,” which remains at R$153,899 thousand under Brazilian GAAP and R$167,031 thousand under US GAAP. The restatement is limited to our cash flow statement and does not affect any other reported amounts or disclosures in our consolidated financial statements for the year ended December 31, 2007. Our consolidated net income for the year ended December 21, 2007 remains unchanged under Brazilian GAAP and US GAAP.

However, we nonetheless concluded that there was a material error that impacted our cash flow statement under Brazilian Generally Accepted Accounting Practices (Brazilian GAAP) and United States Generally Accepted Accounting Practices (US GAAP) for 2007. The eliminated non-cash item represented R$83,951 thousand under both Brazilian GAAP and US GAAP.

We have also included a restated Management’s Annual Report in Internal Control Over Financial Reporting in the 2007 Amended Annual Report relating to a material weakness (and our remedy thereof) in connection with the restatement, and we have included a note (2(s)) to our consolidated financial statements that form part of the 2007 Amended Annual Report that also further discusses the correction.

In addition to the restatements mentioned above, we have also enhanced other disclosures, as indicated in the Explanatory Note to the Amended 2007 Annual Report.
We also refer our investors to our annual report for the year ended December 31, 2008 on Form 20-F that was filed with the SEC on June 30, 2009 (which for the first time contained financial statements prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board), together with our press release entitled “TAM files 2008 Form 20-F Annual Report in IFRS” that we released on June 30, 2009 and furnished to the SEC on Form 6-K on July 1, 2009. Each of these documents can be accessed on our website (www.tam.com.br/ir) and the SEC’s website (www.sec.gov).

Shareholders may receive a hard-copy of TAM’s complete audited financial statements free of charge by requesting a copy through our Investor Relations Department at +55 11 5582 9715 or email: invest@tam.com.br.

About TAM:

TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed July 2009 with 43.2% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM’s market share among Brazilian companies that operate international flights stood at 88.3% in July. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.3 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.